Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1) and related Preliminary Prospectus of CinCor Pharma, Inc. for the registration of $247,365,000 aggregate principal amount of shares of its common stock or, in lieu of common stock to certain investors, pre-funded warrants to purchase shares of its common stock and to the incorporation by reference therein of our report dated March 22, 2022, with respect to the financial statements of CinCor Pharma, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio

August 8, 2022